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                                                                    EXHIBIT 99.1


January 9, 1998


The Toronto Stock Exchange
The Exchange Tower
2 First Canadian Place
Toronto, Ontario, Canada M5X 1J2


ATTENTION:        JUDY WILLIAMS
                  COMPANY LISTINGS & REGULATIONS


By Facsimile: (416) 947-4547


Dear Sirs/Mesdames:

                                VISTA GOLD CORP.
                        NOTICE OF CHANGE IN SHARE CAPITAL


We are enclosing a Notice of Change in Share Capital for Vista Gold Corp. (the "Company") for the period ending December 31, 1997 pursuant to section 637.1 of the Toronto Stock Exchange Company Manual. This report is the first that the Company has filed since November 30, 1996. We are aware that this report must be filed more frequently and in the future we will file this report at the occurrence of any change in the Company's share capital. During this period (December 1, 1996 through December 31, 1997), the following grants, exercises and cancellations of options ("Options") to purchase common shares in the capital of the Company occurred:

         1. Pursuant to the Company's stock option plan, Options to purchase a total of 1,402,500 common shares (the "Optioned Shares") in the capital of the Company were granted to officers and employees of the Company (collectively, the "Optionees").

         2. Options to acquire a total of 200,000 common shares in the capital of the Company were exercised.

         3. Pursuant to the Company's stock option plan, Options to acquire a total of 905,000 common shares in the capital of the Company were cancelled as the result of the termination of a director, an officer and employees of the Company.

The Options granted vest in stages, with Options to acquire one quarter of the Optioned Shares vesting at the date of the grant and thereafter, Options to acquire an additional one quarter of the Optioned Shares vesting on each subsequent anniversary of the date of grant until the third



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anniversary thereafter. We confirm that the Options granted are not assignable and that the number of common shares reserved for issuance to any of the Optionees pursuant to Options did not exceed five percent of the issued and outstanding common shares of the Company at the time of the grant. Further details regarding the above grants, exercises and cancellations are outlined in the attached Notice of Change in Share Capital.

We trust that the foregoing is satisfactory. If you have any questions or require further information, please do not hesitate to contact the writer at
(303) 629-2450.

Yours truly,

VISTA GOLD CORP.

/s/ A. J. Ali

A. J. Ali
Vice President Finance and Chief Financial Officer


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